As filed with the Securities and Exchange Commission on May 4, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Bayer Schering Pharma Aktiengesellschaft

(formerly Schering AG)

(Name of Subject Company (issuer))

Bayer Schering GmbH

(formerly Dritte BV GmbH)

Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

With copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$873,725,129.43	$93,488.59

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Regulation 240.0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,428,648 ordinary shares, no par value per share, of Schering AG, at a purchase price of EUR 89.36 per share in cash upon the expiration of the initial tender period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 28, 2006 of EUR 1 = $1.3162. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of November 24, 2006 (excluding shares held by Schering AG in treasury) and the number of shares owned by Bayer Schering GmbH as of November 24, 2006.

**

The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to $107.00 per million in value of the transaction, calculated by multiplying the transaction valuation by .000107.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$ 93,488.59	Filing Party:	Bayer Schering GmbH Bayer Aktiengesellschaft
	Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as it may be amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 by Bayer Schering GmbH (formerly Dritte BV GmbH), a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer") and Bayer relating to the mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to §305(1) of the German Stock Corporation Act, to purchase all of the issued and outstanding bearer shares, no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Bayer Schering Pharma Aktiengesellschaft (formerly Schering Aktiengesellschaft), a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer Schering Pharma"), held by unaffiliated shareholders of Bayer Schering Pharma, at their request, at a purchase price of EUR 89.36 per Share in cash, with interest in the circumstances and at the rate described in the Offer Document, dated November 30, 2006 (the “Offer Document”). The terms and conditions of the mandatory offer (as it may be amended or supplemented from time to time, the "Mandatory Offer") are described in the Offer Document, a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Tender and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

Section 19 of the Offer Document, entitled “Certain Legal Matters” on page 46 of the Offer Document, is hereby amended and supplemented by replacing the second sentence of the fifth paragraph (replaced by Amendment No. 5 to Schedule TO filed with the SEC on April 12, 2007) with the following new sentences:

“On May 3, 2007, Bayer Schering Pharma prevailed in both proceedings. The Berlin District Court dismissed as unfounded the action contesting the shareholder resolution on the Domination Agreement passed at the extraordinary general meeting of Bayer Schering Pharma held on September 13, 2006. At the same time the Berlin District Court found in favor of Bayer Schering Pharma in the special proceedings (Freigabeverfahren), ruling that the shareholder actions brought neither prevent the registration of the Domination Agreement in the commercial register nor prejudice the effects of the registration. Either of these court decisions may be appealed within the applicable appeal period.”

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Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit thereto, which exhibit is filed as part of this Amendment:

(a)(5)(P)

News Release, dated May 3, 2007 (incorporated herein by reference to Exhibit (a)(22) to Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bayer Schering Pharma AG on May 4, 2007).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ PETER MÜLLER
Name: Peter Müller
Title: Head of Corporate Finance

Bayer Schering GmbH

By:	/s/ DR.ARMIN BUCHMEIER
Name: Dr. Armin Buchmeier
Title: Managing Director

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